February 6, 2019

Curtis L. Dinan
Chief Financial Officer
ONE Gas, Inc.
15 East Fifth Street
Tulsa, OK 74103

       Re: ONE Gas, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed February 22, 2018
           File No. 001-36108

Dear Mr. Dinan:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Consumer
Products